Exhibit 99.(d)(6)

January      , 2013

Dear Registered Stockholder of The Thai Capital Fund, Inc.:

Enclosed is the prospectus of The Thai Capital Fund, Inc. (the “Fund”).  It explains the Fund’s offer to sell shares of 1.00% redeemable preferred stock, par value $0.01 per share, (the “Preferred Stock”) to you.  These shares of Preferred Stock are offered at the Subscription Price as disclosed in the accompanying Prospectus.

The Fund is extending this offer as a way to permit common stockholders of the Fund as of the record date (“Record Date Stockholders”) that support liquidation or reorganization of the Fund to accumulate sufficient voting shares of the Fund so that the Fund is able to obtain the necessary vote on liquidation, reorganization or other corporate actions with respect to the Fund.

SUMMARY OF THE TERMS OF THE OFFER

The Fund will issue one non-transferable right for each of the Fund’s common stock held on the record date of January   , 2013 (the “Record Date”).

One right plus the Subscription Price (as disclosed in the accompanying Prospectus) will be required to purchase one share of the Preferred Stock of the Fund pursuant to the offering (the Primary Subscription).  No fractional shares will be issued.

A Record Date Stockholder who exercises all of his or her rights will be entitled to subscribe for any amount of additional shares of Preferred Stock.  The number of shares to be received as a result of this Over-Subscription feature will be based on the pro-rata allocation of available shares, in proportion to the number of record date shares owned by the stockholder.

The offer will expire on   , 2013, unless extended.

The actual number of shares of Preferred Stock you will receive will be determined after the close of business on the expiration date and may be greater or less than the number of shares you subscribed for in the Primary Subscription and the Over-Subscription.  Accordingly, the Fund will refund any excess payment to you.

This a letter is accompanied by a prospectus describing your rights and the necessary procedures to exercise your rights.  A subscription certificate is enclosed for your action.  Please indicate on the enclosed subscription certificate, whether you wish to subscribe for additional shares.

Any questions regarding this offer should be directed to the Fund’s information agent:

AST Fund Solutions, LLC
110 Wall Street, 5th Floor
New York, NY 10005
Toll Free: (212) 400-2605
Email:  wantler@astfundsolutions.com

The Fund’s management wishes to thank you for your continuing interest in the Fund.

THE THAI CAPITAL FUND, INC.